TSX:IRC	NR 06-16
August 25, 2006

IRC UPDATES ON VOISEY’S BAY

DENVER, COLORADO – August 25, 2006 - International Royalty Corporation (TSX: IRC) (the "Company"or “IRC”) made the following announcement with respect to publicly available news on Voisey’s Bay activities.

On July 28, 2006, Inco Limited had announced in a press release that negotiations between the United Steelworkers (USW) Local 6480, representing 117 of the 420 employees at Inco's Voisey's Bay mine site in Labrador, and the Voisey's Bay Nickel Company (VBNC), a wholly-owned subsidiary of Inco Limited, broke off at midnight on July 27th. The employees represented by the USW were then on strike.

In the July 28 press release, Inco stated that it did not expect that the strike at the Voisey's Bay site would have any immediate impact on its overall production of finished nickel, as the company has sufficient stocks of nickel concentrate available for processing at its smelting and refining operations in Sudbury, Ontario and Thompson, Manitoba.

The press release further stated that VBNC remained firmly committed to getting back to the bargaining table and recommencing talks with the union as soon as possible, with the aim of reaching a fair and equitable agreement that works for employees and for VBNC.

On August 23, 2006, it was reported in the press that a large inventory of nickel and copper concentrates held near the Voisey Bay nickel mine was not damaged by a fire that broke out at Inco's largest on-site storage shed on Sunday, August 20. An Inco spokesman, Bob Carter, manager of public affairs at the mine, was quoted as being unable to disclose the amount of metal that is stored in the shed but noted that the last shipment of concentrate that left Voisey's Bay was in mid-July, before unionized workers at the Labrador mine walked off the job due to a contract dispute and the mine was put on care-and-maintenance mode on July 28.

At the present time the Company is unable to assess the impact of the strike on its Voisey’s Bay royalty revenues.  We look forward to Inco and the workers resolving their differences and resuming production.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989  www.renmarkfinancial.com